UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505 105

(CUSIP Number)

Cetus Capital VI, L.P.

OFM II, L.P.

Cetus Capital, LLC

Robert E. Davis

Richard E. Maybaum

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

December 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505 105

1	Names of Reporting Persons. Cetus Capital VI, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 62,493
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,493

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,493
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. OFM II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions):
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 43,427
	9	Sole Dispositive Power 0
	10	Shared Dispositive 43,427

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,427
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Cetus Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): NA
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 366505 105

1	Names of Reporting Persons. Robert E. Davis
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): NA
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 105,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 105,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 105,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 366505 105

1	Names of Reporting Persons. Richard E. Maybaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): NA
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 105,920
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 105,920

11	Aggregate Amount Beneficially Owned by Each Reporting Person 105,920
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 366505 105

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at La Pièce 16, Rolle, Switzerland, 1180.

Item 2. Identity and Background

(a) This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital VI, L.P. (“Cetus VI”), a Delaware limited partnership, whose general partner is Littlejohn Associates VI, L.L.C. (“LJA VI”), a Delaware limited liability company.

(ii) OFM II, L.P. (“OFM II”), a Delaware limited partnership, whose general partner is Littlejohn Opportunities GP II, LLC (“LJO GP”), a Delaware limited liability company.

(iii) Cetus Capital, LLC, a Delaware limited liability company (“Cetus”), is a single member LLC whose only member is Littlejohn Fund III, L.P., a Delaware limited partnership (“LJF III”), and whose manager is Littlejohn & Co., LLC, a Delaware limited liability company (“LC”). Cetus does not hold or beneficially own any shares of Common Stock, and is included as a Reporting Person solely as an affiliate of the other Reporting Persons.

(iv) Robert E. Davis, a United States citizen. Mr. Davis disclaims beneficial ownership of the reported shares.

(v) Richard E. Maybaum, a United States citizen. Mr. Maybaum disclaims beneficial ownership of the reported shares.

(b) The address of the principal office of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c) Cetus VI, OFM II, and Cetus are private investment vehicles engaged in investing in debt and equity instruments. LJF III is principally engaged in the business of investing and managing private equity investments. The principal business of LC is to act as the manager of LJF III. The principal business of LJA VI is to act as the general partner of Cetus VI. Robert E. Davis and Richard E. Maybaum are the portfolio managers for Cetus, Cetus VI, OFM II and other affiliated funds.

(d)-(e) During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) See Item 2(a) above.

CUSIP No. 366505 105

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock reported herein for an aggregate of approximately $501,000. The source of the funds was internally generated funds of Cetus Capital VI and OFM II.

Item 4. Purpose of Transaction

On September 20, 2020, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (“the Court”). On December 10, 2020, in accordance with section 363 of title 11 of the Bankruptcy Code and the Court’s Order (A) Authorizing and Approving Bid Procedures, (B) Authorizing and Approving The Stalking Horse Bid Protections, (C) Scheduling a Sale Hearing, (D) Approving Notice Procedures, and (E) Granting Other Relief [Case No. 20-12212, ECF No. 282] and the bidding procedures annexed thereto, counsel to Cetus VI, Owl Creek Asset Management L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P. (collectively, the “Investors”) submitted a letter (the “Bid Letter”) detailing the terms of a proposal for the going concern financial restructuring of the Debtors on the terms and subject to the conditions outlined in that letter (the “Proposed Transaction”). The Proposed Transaction, which is outlined in the Bid Letter and the attached term sheet (such term sheet referred to herein as the “Term Sheet”), remains subject to the negotiation and execution of definitive documentation, an order by the Bankruptcy Court, and other conditions.

The Proposed Transaction would provide for the reorganization of the Debtors and the recapitalization of the Issuer (as reorganized, “New GMI”), and would be funded by the incurrence and issuance respectively of:

•	$1.2 billion of new debt financing currently proposed to be provided by Jefferies Finance LLC, an affiliate of Jefferies LLC, to New GMI; and

•	$735 million of a new class of Series A Preferred Stock of New GMI.

The capital stock of New GMI would consist only of (i) reinstated shares of Common Stock, (ii) $735 million of Series A Preferred Stock consisting of (A) $700 million of Series A Preferred Stock issued to holders (as may be limited pursuant to applicable securities laws and regulations) of existing shares of Common Stock pursuant to a rights offering, in exchange for cash compensation, which rights offering would be fully backstopped by the Investors, and (B) $35 million of Series A Preferred Stock issued as a commitment fee to the Investors, as consideration for the backstop obligations, and (iii) if applicable, Common Stock or issued shares of a new class of Series B Preferred Stock to be issued to holders of Honeywell Spin-Off Claims (as defined in the Term Sheet) pursuant to the terms set forth in the Term Sheet. Each holder of a Honeywell Spin-Off Claim would receive, at the option of the Debtors in consultation with the Investors: (a) Series B Preferred Stock; (b) cash; (c) shares of Common Stock of New GMI (subject to the terms of the Term Sheet); or (d) such other treatment permitted under the Bankruptcy Code (subject in the case of either clause (b) or clause (d) above to the consent of those Investors holding at least 75% percent in aggregate amount of the Backstop Commitments (as defined in the Term Sheet) of all Investors).

CUSIP No. 366505 105

Under the Proposed Transaction, the Board of Directors of New GMI would consist of the Chief Executive Officer, three independent directors nominated by New GMI, three independent directors, one each nominated by Owl Creek Asset Management L.P., Warlander Asset Management, L.P. and Jefferies LLC, one independent director with relevant industry experience nominated by the committee of equity holders and approved by New GMI and those Investors holding at least 70% percent in aggregate amount of the Backstop Commitments (as defined in the Term Sheet) of all Investors (the “Requisite Backstop Parties”), and one director nominated by the Issuer and approved by the Requisite Backstop Parties. Other terms for the governance of New GMI are detailed in Exhibit D to the Bid Letter, and other operational restrictions on New GMI—are detailed in that exhibit.

The terms of the Proposed Transaction are subject to the terms and conditions included therein, as well as negotiation with, and approval by, the Issuer, and by approval and Confirmation Order of the Bankruptcy Court and approval of appropriate regulatory authorities. The obligations of the Investors to consummate the Proposed Transaction will terminate if the closing of the Proposed Transaction does not occur on or prior to May 10, 2021. The termination date may be extended up to and including June 10, 2021, at the sole option and discretion of the Issuer, if material regulatory approvals have not been received, and it may be further extended upon the agreement of the Investors and the Issuer. In all circumstances and at any time after the parties enter into a Backstop Commitment Agreement (as defined in the Term Sheet or the Backstop Commitment Agreement), if the Set-Up Value (as defined in the Term Sheet or Backstop Commitment Agreement) is less than $835 million, the Investors shall have the right to terminate the Backstop Commitment Agreement and the Proposed Transaction.

The foregoing description is qualified in its entirety by reference to the Bid Letter and the attached Term Sheet, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, subject to obligations under the bankruptcy proceedings and under any agreements that it enters into in connection with the Proposed Transaction, and depending upon the price of and other market conditions relating to the Common Stock, developments affecting the Issuer and the Chapter 11 case and other factors deemed relevant, the Reporting Persons may increase or decrease the size of their investment in the Issuer, pursue changes in the composition of the Issuer’s Board of Directors or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right, to act independently and without respect to the other Investors, to change their plans or proposals at any time, and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 75,788,279 shares of Common Stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 2, 2020.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 366505 105

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own 4,871,864 shares of Common Stock, which represents approximately 6.4% of the Issuer’s outstanding shares of Common Stock, and includes 362,593 shares held by Jefferies LLC, 1,100,000 shares held by funds and accounts managed by Owl Creek Asset Management, L.P., 777,351 shares held by funds and accounts managed by Warlander Asset Management, L.P., 105,920 shares held by Cetus Capital VI, L.P. and funds affiliated with Cetus Capital VI, L.P. and 2,526,000 shares held by funds and accounts managed by Marathon Asset Management L.P.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they are members of a “group.” The Reporting Persons expressly disclaim the existence of, or membership in a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

(c) The transactions in the shares of Common Stock by the Reporting Persons within the past sixty days are set forth in Schedule A, which is incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information included in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2020 (filed herewith).

Exhibit 2	Bid Letter submitted by Cetus Capital VI, L.P., Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, and Marathon Asset Management L.P., dated as of December 10, 2020 (filed herewith).

CUSIP No. 366505 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2020

Date: December 21, 2020	/s/ Robert E. Davis
Robert E. Davis

Date: December 21, 2020	/s/ Richard E. Maybaum
Richard E. Maybaum

Date: December 21, 2020	Cetus Capital, LLC

By: Littlejohn Fund III, L.P., member
By: Littlejohn Associates III, L.L.C., its manager

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Date: December 21, 2020	Cetus Capital VI, L.P.

By: Littlejohn Associates VI, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Date: December 21, 2020	OFM II, L.P.

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

CUSIP No. 366505 105

Schedule A

Reporting Person	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price per Share
Cetus Capital VI, L.P.	11/2/2020	(19,800)	Sell	$4.00
OFM, L.P.	11/2/2020	(6,600)	Sell	$4.00
Cetus Capital VI, L.P.	11/17/2020	(53,250)	Sell	$4.36
OFM II, L.P.	11/17/2020	(17,750)	Sell	$4.36
Cetus Capital VI, L.P.	11/18/2020	(120,750)	Sell	$4.30
OFM II, L.P.	11/18/2020	(40,250)	Sell	$4.30
Cetus Capital VI, L.P.	11/19/2020	(31,200)	Sell	$4.30
OFM II, L.P.	11/19/2020	(10,400)	Sell	$4.30
Cetus Capital VI, L.P.	12/8/2020	62,493	Buy	$4.73
OFM II, L.P.	12/8/2020	43,427	Buy	$4.73